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                              December 18, 2023

       Simon Durack
       Chief Financial Officer
       Advanced Health Intelligence Ltd.
       71-73 South Perth Esplanade, Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: Advanced Health
Intelligence Ltd.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            File No. 001-41089

       Dear Simon Durack:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results, page 37

   1. Please revise your results of operations discussion throughout to include both a qualitative and quantitative
discussion of the reasons underlying material changes in each of the line items in your statement
of operations, including any offsetting factors. For example, your discussion of revenue
simply reiterates information that can be obtained from your financial statements
but does not discuss the drivers behind the increase in revenue.
                                                        Similarly, you have not
included a discussion of the change in expenses. Refer to Item 5A of Form 20-F.
 Simon Durack
FirstName LastNameSimon
Advanced Health  IntelligenceDurack
                              Ltd.
Comapany18,
December  NameAdvanced
              2023         Health Intelligence Ltd.
December
Page 2    18, 2023 Page 2
FirstName LastName
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures, page 80

2. Please revise to include the conclusion of your chief executive and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, revise your current reference regarding the definition of disclosure controls and procedures to refer to Rule 13(a)-15(e). Refer to Item 15(a) of
         Form 20-F.
B. Management's Annual Report on Internal Control over Financial Reporting, page 80

3. We note that you did not include a report of management's assessment regarding internal control over financial reporting "due to a transition period established by the rules of the
         SEC for newly public companies." Since this is your second Form 20-F filing, these transition rules no longer apply to the company. Please amend your filing to include management's assessment of internal control over financial reporting. Refer to Item 15(d)
         of Form 20-F.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology